UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 14, 2012

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Record Fourth-Quarter and Full-Year 2011 Results and Increases Quarterly Dividend,” dated February 14, 2012. As discussed on the Company’s publicly available call on February 14, 2012, in the “Outlook” section of the attached press release it incorrectly notes that the Company has already ordered 5,000 TEU of refrigerated containers in 2012. The Company has actually ordered 5,000 refrigerated container units in 2012, which equals 10,000 TEU (Twenty-Foot Equivalent Units).

Exhibit

1.	Press Release dated February 14, 2012

Textainer Group Holdings Limited Reports Record Fourth-Quarter and Full-

Year 2011 Results and Increases Quarterly Dividend

Highlights:

•	Our fourth quarter of 2011 closed out a record year for Textainer in terms of revenues, profitability, fleet size, utilization and capital expenditures;

•

Record net income attributable to Textainer Group Holdings Limited common shareholders of $54.9 million, or $1.10 per diluted common share, for the fourth quarter and $189.6 million, or $3.80 per diluted common share, for the full year;

•	Record adjusted net income(1) of $53.0 million, or $1.06 per diluted common share, for the fourth quarter and $178.2 million, or $3.58 per diluted common share, for the full year;

•	Average fleet utilization of 97.7% for the fourth quarter of 2011, and a record 98.3% for the full year;

•

Total capital expenditures for both our owned and managed fleets were $904 million for the year, used to purchase 215,000 Twenty-Foot Equivalent Units (“TEU”) of new standard dry-freight containers, 18,000 TEU of new refrigerated containers and 215,000 TEU of used containers, all new records;

•	Paid a $0.35 per share dividend in the fourth quarter and declared a $0.37 per share dividend in the first quarter of 2012, an increase of 5.7%.

HAMILTON, Bermuda, February 14, 2012 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE: TGH), the world’s largest lessor of intermodal containers based on fleet size, today reported results for the fourth quarter and full year ended December 31, 2011. “Our fourth quarter closed out a record year for Textainer by every meaningful performance measure, including total revenues, profitability, utilization and fleet size,” said Philip K. Brewer, President and Chief Executive Officer of Textainer. “We also significantly increased our capital expenditures to $904 million, purchasing 448,000 TEU of containers positioning the Company for further success in 2012.”

Key Financial Information (in thousands except for per share and TEU amounts):

	Q4 2011	Q4 2010	Full-year 2011	Full-year 2010
Total revenues	$116,377	$83,999	$422,796	$303,879

Net income attributable to Textainer Group Holdings Limited common shareholders	$54,919	$40,047	$189,606	$120,031

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$1.10	$0.81	$3.80	$2.43

Adjusted net income(1)	$53,008	$35,701	$178,199	$123,451
Adjusted net income per diluted common share(1)	$1.06	$0.72	$3.58	$2.50
EBITDA(1)	$89,213	$65,300	$332,212	$218,995
Average fleet utilization	97.7%	98.0%	98.3%	95.4%
Total fleet size at end of period (TEU)	2,469,039	2,314,219
Owned percentage of total fleet at end of period	58.6%	50.9%

“Adjusted net income” and “EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in footnote 1. “Adjusted net income” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized losses on interest rate swaps, net, and gain on sale of containers to noncontrolling interest (“NCI”) and related impact of reconciling items on net income attributable to the NCI. “EBITDA” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses on interest rate swaps and caps, net, income tax expense, net income attributable to the NCI, depreciation and amortization expense, and gain on sale of containers to NCI and related impact of reconciling items on net income attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

All of Textainer’s financial results above were positively impacted by the following items in the fourth quarter 2011, compared to the year ago quarter:

•	28.0% increase in the average size of the owned container fleet;

•	1.7% increase in average per diem rental rates;

•	$2.3 million increase in net gain on container trading due to increased sales volume and average sales proceeds per container; and

•

An increase in estimated residual values, beginning July 1, 2011, used in the calculation of depreciation expense which resulted in $4.8 million less depreciation expense than would have been recorded using prior residual values.

These items were partially offset by increases in depreciation expense and interest expense due to the increase in the size of the owned container fleet and associated debt to fund this expansion.

All of Textainer’s financial results above were positively impacted by the following items for full-year 2011, compared to the prior year:

•	29.5% increase in the average size of the owned container fleet;

•	7.1% increase in average per diem rental rates;

•	2.9 percentage point increase in utilization;

•	$2.5 million increase in net gain on container trading due to increased sales volume and average sales proceeds per container;

•	$7.2 million decrease in direct container expense primarily due to reduced storage expense;

•

An increase in estimated residual values, beginning July 1, 2011, used in the calculation of depreciation expense, which resulted in $9.5 million less depreciation expense than would have been recorded using prior residual values; and

•

A capital restructuring of our primary asset-owning subsidiary, Textainer Marine Containers Limited (“TMCL”), effective June 30, 2011, whereby our wholly-owned subsidiary, Textainer Limited, now owns 100% of TMCL, eliminating the related noncontrolling interest. The restructuring resulted in a $19.8 million gain on sale of containers to the prior noncontrolling interest holder. The gain was the result of recognizing the fair value of containers and direct financing and sales-type leases in excess of their book value exchanged for TMCL’s common shares at the time of the transaction. This was a noncash transaction.

These items were partially offset by increases in depreciation expense and interest expense due to the increase in the size of the owned container fleet and associated debt to fund this expansion.

TMCL’s issuance of $400 million in fixed rate asset backed notes in June represented one of the largest container securitizations in history and again demonstrated Textainer’s ability to attract strong investor support in the debt markets. With a debt-to-equity ratio of 2.2:1, the Company is in a strong position to continue purchasing both new and used containers to meet market demand and maintain our industry leading position.

Outlook

Capital expenditures for new standard dry-freight and refrigerated containers were the highest in the Company’s history and in-fleet container utilization continues to remain at or near historic highs. Demand for new standard dry-freight containers began to slow during the second quarter but demand for depot equipment remained strong. Utilization declined by approximately 1%, over the last half of the year. “With 2011 as a backdrop, we expect that utilization may continue its slight decline during the first quarter of 2012, but that the overall level will remain attractive,” commented Mr. Brewer. “We are optimistic that utilization may level off or start to improve during the second quarter of 2012 and with 78% of our fleet committed to long-term and direct financing and sales-type leases, we have a sizeable contracted revenue stream which we expect will continue to provide our shareholders with attractive returns. We are off to a good start in 2012, with 32,000 TEU of dry freight containers and 5,000 TEU of refrigerated containers already ordered. Furthermore, resale prices have recently declined in some locations but, relative to the last ten years, current resale price levels remain very high.”

Dividend

On February 10, 2012, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.37 per share on Textainer’s issued and outstanding common shares, payable on March 6, 2012 to shareholders of record as of February 24, 2012. This dividend is an increase of $0.02 per share from the prior quarter, Textainer’s eighth consecutive quarterly increase, and will continue the Company’s history of paying constant or higher dividends every quarter since its October 2007 initial public offering. Combined, these dividends have averaged 43% of Adjusted net income(1) during this period. The current dividend represents 35% of Adjusted net income(1).

Investors’ Webcast

Textainer will hold a conference call and a Webcast with an accompanying slide presentation at 11:00 am EST on Tuesday, February 14, 2012 to discuss Textainer’s 2011 fourth-quarter and full-year results. An archive of the Webcast will be available one hour after the live call through February 14, 2013. For callers in the U.S. the dial-in number for the conference call is 877-303-9078; for callers outside the U.S. the dial-in number for the conference call is 970-315-0455. To access the live Webcast or archive, please visit Textainer’s website at http://www.textainer.com.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited and its subsidiaries (“Textainer”) is the world’s largest lessor of intermodal containers based on fleet size. The Company began operations in 1979 and as of the most recent quarter end had more than 1.6 million containers, representing more than 2.4 million TEU, in its owned and managed fleet. Textainer leases dry freight, refrigerated, and specialized containers. Each year the Company is one of the largest purchasers of new containers as well as one of the largest sellers of used containers. Textainer leases containers to approximately 400 shipping lines and other lessees and sells containers to more than 1,000 customers worldwide and provides services worldwide via a network of regional and area offices, as well as independent depots.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s belief that it is in a strong position to continue purchasing both new and used containers to meet market demand and maintain its industry leading position; (ii) Textainer’s expectation that utilization may continue its slight decline during the first quarter of 2012, but that the overall level will remain attractive and (iii) Textainer’s expectation that its sizeable contracted revenue stream will continue to provide its shareholders with attractive returns. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic recoveries; lease rates may decrease and lessees may default, which could decrease revenue and increasing storage, repositioning, collection and recovery expenses; we own a large and growing number of containers in our fleet and are subject to significant ownership risk; further consolidation of container manufacturers or the disruption of manufacturing for the major manufacturers could result in higher new container prices and/or decreased supply of new containers and any increase in the cost or reduction in the supply of new containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; the demand for leased containers is partially tied to international trade and if this demand were to decrease due to increased barriers to trade, or for any other reason, it could reduce demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we will have significant capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 4 “Risk Factors” in Textainer’s Quarterly Report on Form 6-K and Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 14, 2011 and March 18, 2011, respectively.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Investor Relations Director

ir@textainer.com

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Income

Three Months and Years Ended December 31, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended December 31,		Years Ended December 31,
	2011	2010	2011	2010
Revenues:
Lease rental income	$87,072	$68,237	$327,627	$235,827
Management fees	6,628	8,072	29,324	29,137
Trading container sales proceeds	14,770	1,445	34,214	11,291
Gains on sale of containers, net	7,907	6,245	31,631	27,624

Total revenues	116,377	83,999	422,796	303,879

Operating expenses (income):
Direct container expense	5,554	4,094	18,307	25,542
Cost of trading containers sold	12,219	1,146	29,456	9,046
Depreciation expense	21,501	18,050	83,177	58,972
Amortization expense	1,335	1,756	6,110	6,544
General and administrative expense	5,453	5,575	23,495	21,670
Short-term incentive compensation expense	1,209	1,342	4,921	4,805
Long-term incentive compensation expense	1,486	1,118	5,950	5,318
Bad debt expense, net	782	399	3,007	145
Gain on sale of containers to noncontrolling interest	—	—	(19,773)	—

Total operating expenses, net	49,539	33,480	154,650	132,042

Income from operations	66,838	50,519	268,146	171,837

Other income (expense):
Interest expense	(14,649)	(6,658)	(44,891)	(18,151)
Interest income	12	13	32	27
Realized losses on interest rate swaps and caps, net	(2,654)	(2,445)	(10,824)	(9,844)
Unrealized gains (losses) on interest rate swaps, net	1,909	5,495	(3,849)	(4,021)
Other, net	3	(762)	(115)	(1,591)

Other expense, net	(15,379)	(4,357)	(59,647)	(33,580)

Income before income tax and noncontrolling interest	51,459	46,162	208,499	138,257
Income tax benefit (expense)	3,030	(1,274)	(4,481)	(4,493)

Net income	54,489	44,888	204,018	133,764
Net loss (income) attributable to the noncontrolling interest	430	(4,841)	(14,412)	(13,733)

Net income attributable to Textainer Group Holdings Limited common shareholders	$54,919	$40,047	$189,606	$120,031

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$1.12	$0.83	$3.88	$2.50
Diluted	$1.10	$0.81	$3.80	$2.43
Weighted average shares outstanding (in thousands):
Basic	48,931	48,255	48,859	48,108
Diluted	49,910	49,532	49,839	49,307

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

December 31, 2011 and December 31, 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2011	2010
Assets
Current assets:
Cash and cash equivalents	$74,816	$57,081
Accounts receivable, net of allowance for doubtful accounts of $7,840 and $8,653 in 2011 and 2010, respectively	86,428	63,511
Net investment in direct financing and sales-type leases	25,075	19,117
Trading containers	12,970	404
Containers held for sale	7,832	2,883
Prepaid expenses	10,243	8,603
Deferred taxes	2,443	1,895

Total current assets	219,807	153,494
Restricted cash	45,858	15,034
Containers, net of accumulated depreciation of $377,731 and $361,791 at 2011 and 2010, respectively	1,903,855	1,437,259
Net investment in direct financing and sales-type leases	85,121	72,224
Fixed assets, net of accumulated depreciation of $9,027 and $8,820 at 2011 and 2010, respectively	1,717	1,804
Intangible assets, net of accumulated amortization of $33,340 and $27,441 at 2011 and 2010, respectively	46,675	60,122
Interest rate swaps	—	1,320
Other assets	7,171	5,950

Total assets	$2,310,204	$1,747,207

Liabilities and Equity
Current liabilities:
Accounts payable	$2,616	$6,296
Accrued expenses	18,491	11,988
Container contracts payable	25,510	98,731
Deferred revenue	6,245	6,855
Due to owners, net	15,812	17,545
Secured debt facility	41,035	—
Bonds payable	91,500	51,500

Total current liabilities	201,209	192,915
Revolving credit facility	133,047	104,000
Secured debt facility	779,383	558,127
Bonds payable	464,226	175,570
Deferred revenue	1,136	2,994
Interest rate swaps	16,110	13,581
Income tax payable	22,729	20,821
Deferred taxes	7,438	8,632

Total liabilities	1,625,278	1,076,640

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued andoutstanding 48,951,114 and 48,318,058 at 2011 and 2010, respectively	490	483
Additional paid-in capital	154,460	181,602
Accumulated other comprehensive loss	(28)	(52)
Retained earnings	528,906	401,849

Total Textainer Group Holdings Limited shareholders’ equity	683,828	583,882
Noncontrolling interest	1,098	86,685

Total equity	684,926	670,567

Total liabilities and equity	$2,310,204	$1,747,207

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Years Ended December 31, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Years Ended December 31,
	2011	2010
Cash flows from operating activities:
Net income	$204,018	$133,764

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	83,177	58,972
Bad debt expense, net	3,007	145
Unrealized losses on interest rate swaps, net	3,849	4,021
Amortization of debt issuance costs	8,101	4,399
Amortization of intangible assets	6,110	6,544
Amortization of acquired net (below) above-market leases	(411)	26
Amortization of deferred revenue	(9,181)	(7,082)
Amortization of unearned income on direct financing and sales-type leases	(9,055)	(7,853)
Gains on sale of containers, net	(31,631)	(27,624)
Gain on sale of containers to noncontrolling interest	(19,773)	—
Share-based compensation expense	6,177	5,457
Changes in operating assets and liabilities	(31,043)	(6,886)

Total adjustments	9,327	30,119

Net cash provided by operating activities	213,345	163,883

Cash flows from investing activities:
Purchase of containers and fixed assets	(823,694)	(402,286)
Payment for Textainer Marine Containers Ltd. capital restructuring, net of cash acquired	(11,783)	—
Proceeds from sale of containers and fixed assets	75,311	58,166
Receipt of principal payments on direct financing and sales-type leases	35,042	41,156

Net cash used in investing activities	(725,124)	(302,964)

Cash flows from financing activities:
Proceeds from revolving credit facility	202,100	152,000
Principal payments on revolving credit facility	(173,053)	(127,000)
Proceeds from secured debt facility	627,000	327,000
Principal payments on secured debt facility	(364,803)	(98,500)
Proceeds from bonds payable	400,000	—
Principal payments on bonds payable	(71,500)	(51,500)
Increase in restricted cash	(30,824)	(8,448)
Debt issuance costs	(8,402)	(11,670)
Issuance of common shares upon exercise of share options	6,065	5,033
Excess tax benefit from share-based payment awards	3,633	—
Capital contributions from noncontrolling interest	1,823	—
Dividends paid	(62,549)	(47,631)

Net cash provided by financing activities	529,490	139,284

Effect of exchange rate changes	24	59

Net increase in cash and cash equivalents	17,735	262
Cash and cash equivalents, beginning of the year	57,081	56,819

Cash and cash equivalents, end of the year	$74,816	$57,081

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three Months and Years Ended December 31, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three months and years ended December 31, 2011 and 2010, including:

(a)	net income attributable to Textainer Group Holdings Limited common shareholders to EBITDA (EBITDA defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized (gains) losses on interest rate swaps and caps, net, income tax (benefit) expense, net (loss) income attributable to the noncontrolling interest (“NCI”), depreciation and amortization expense, gain on sale of containers to NCI and the related impact of reconciling items on net income attributable to the NCI);

(b)	net cash provided by operating activities to EBITDA (for the years ended December 31, 2011 and 2010 only);

(c)	net income attributable to Textainer Group Holdings Limited common shareholders to Adjusted net income (defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized (gains) losses on interest rate swaps, net, gain on sale of containers to NCI and the related impact of reconciling items on net income attributable to the NCI); and

(d)	net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to Adjusted net income per diluted common share (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before unrealized (gains) losses on interest rate swaps, net, gain on sale of containers to NCI and the related impact of reconciling items on net income attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that EBITDA may be a useful performance measure that is widely used within our industry and Adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps until maturity and over the life of an interest rate swap held to maturity the unrealized (gains) losses will net to zero. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that Adjusted net income and Adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized (gains) losses on interest rate swaps, net and gain on sale of containers to NCI are both noncash items and unrealized (gains) losses on interest rate swaps is a non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a noncash charge, the assets being depreciated may be replaced in the future, and neither EBITDA, Adjusted net income or Adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended December 31,		Years Ended December 31,
	2011	2010	2011	2010
	(Dollars in thousands) (Unaudited)		(Dollars in thousands) (Unaudited)
Reconciliation of EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$54,919	$40,047	$189,606	$120,031
Adjustments:
Interest income	(12)	(13)	(32)	(27)
Interest expense	14,649	6,658	44,891	18,151
Realized losses on interest rate swaps and caps, net	2,654	2,445	10,824	9,844
Unrealized (gains) losses on interest rate swaps, net	(1,909)	(5,495)	3,849	4,021
Income tax (benefit) expense	(3,030)	1,274	4,481	4,493
Net (loss) income attributable to the noncontrolling interest	(430)	4,841	14,412	13,733
Depreciation expense	21,501	18,050	83,177	58,972
Amortization expense	1,335	1,756	6,110	6,544
Gain on sale of containers to noncontrolling interest	—	—	(19,773)	—
Impact of reconciling items on net income attributable to the noncontrolling interest	(464)	(4,263)	(5,333)	(16,767)

EBITDA	$89,213	$65,300	$332,212	$218,995

Net cash provided by operating activities			$213,345	$163,883
Adjustments:
Bad debt expense, net			(3,007)	(145)
Amortization of debt issuance costs			(8,101)	(4,399)
Amortization of acquired below (above)-market leases			411	(26)
Amortization of deferred revenue			9,181	7,082
Amortization of unearned income on direct financing and sales-type leases			9,055	7,853
Gains on sale of containers, net			31,631	27,624
Share-based compensation expense			(6,177)	(5,457)
Interest income			(32)	(27)
Interest expense			44,891	18,151
Realized losses on interest rate swaps and caps, net			10,824	9,844
Income tax expense			4,481	4,493
Changes in operating assets and liabilities			31,043	6,886
Impact of reconciling items on net income attributable to the noncontrolling interest			(5,333)	(16,767)

EBITDA			$332,212	$218,995

	Three Months Ended December 31,		Years Ended December 31,
	2011	2010	2011	2010
	(Dollars in thousands) (Unaudited)		(Dollars in thousands) (Unaudited)
Reconciliation of Adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$54,919	$40,047	$189,606	$120,031
Adjustments:
Unrealized (gains) losses on interest rate swaps, net	(1,909)	(5,495)	3,849	4,021
Gain on sale of containers to noncontrolling interest	—	—	(19,773)	—
Impact of reconciling items on net income attributable to noncontrolling interest	(2)	1,149	4,517	(601)

Adjusted net income	$53,008	$35,701	$178,199	$123,451

Reconciliation of Adjusted net income per diluted common share:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$1.10	$0.81	$3.80	$2.43
Adjustments:
Unrealized (gains) losses on interest rate swaps, net	(0.04)	(0.11)	0.08	0.08
Gain on sale of containers to noncontrolling interest	—	—	(0.39)	—
Impact of reconciling items on net income attributable to noncontrolling interest	—	0.02	0.09	(0.01)

Adjusted net income per diluted common share	$1.06	$0.72	$3.58	$2.50

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2012

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer